WEIBO CORPORATION

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

November 20, 2019

VIA EDGAR

David Edgar, Staff Accountant

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 29, 2019
File No. 001-36397

Dear Mr. Edgar and Ms. Sweeney:

This letter sets forth the Company’s responses to the comment contained in the letter dated November 14, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). The Staff’s comment is repeated below in bold and are followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects

Results of Operations, page 89

1.                                      In your response to prior comment 1 you indicate that the Company focuses on the total number of advertisers and its overall trend. Please confirm that in future annual reports you will include quantitative disclosure of both the total number of advertisers and average spending per advertiser (excluding Alibaba) to provide investors sufficient material information regarding the key metrics you use in evaluating your advertising business. In addition, ensure that you include a qualitative discussion of how each of the customer groups, key account and SME, impacted any material change in such metrics. Refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

The Company undertakes to quantitatively disclose the total number of advertisers and average spending per advertiser (excluding Alibaba) on an annual basis in its future annual report filings on Form 20-F. The Company respectfully advises the Staff that it will also include in such applicable disclosure a discussion on the impact of key account customers and SME customers on any material changes to such metrics.

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The Company hereby acknowledges that

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 10 8262 8888.

Very truly yours,

/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

cc:                                Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP